Frascona, Joiner, Goodman, & Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

December 29, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

RE:

China Marketing Media, Inc.

Form SB-2

Request for Withdrawal of Registration Statement

Commission File No 333-129974

Ladies and Gentlemen;

On behalf of our client, China Marketing Media, Inc., (the “Company”), this letter requests the immediate withdrawal of the Form SB-2 filed by the Company on November 29, 2005.   A comment letter was issued to the Company on December 27, 2005.   The registration statement has not yet been declared effective.  The request for withdrawal is being filed because the Company has decided to abandon this investment vehicle for the present time.

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that no securities were sold in the offering.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely Yours,

Jonathon Goodman, Esq.

Frascona, Joiner, Goodman, & Greenstein, P.C.

(303) 494-3000